

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2022

Harold Hofer
Chief Executive Officer and Chief Financial Officer
Elevate.Money REIT I, Inc.
4600 Campus Drive, Suite 201
Newport Beach, CA 92660

> **Re: Elevate.Money REIT I, Inc.**
> **Amended Offering Statement on Form 1-A**
> **Filed August 11, 2022**
> **File No. 024-11284**

Dear Mr. Hofer:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 or Ruairi Regan at 202-551-3269 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Alison M. Pear, Esq.